 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):	June 5, 2019

DNB Financial Corporation
(Exact name of registrant as specified in its charter)

Pennsylvania	1-34242	23-2222567
(State or other jurisdiction of incorporation)	(Commission	(I.R.S. Employer
	File Number)	Identification No.)

4 Brandywine Avenue, Downingtown, Pennsylvania		19335
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:	(610) 269-1040

Not Applicable
(Former name or former address, if changed since last report )

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $1.00	DNBF	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	[ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

Item 1.01	Entry Into a Material Definitive Agreement.

On June 5, 2019, S&T Bancorp, Inc., a Pennsylvania corporation (“S&T”), and DNB Financial Corporation, a Pennsylvania corporation (“DNB”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which DNB will merge with and into S&T (the “Merger”), with S&T continuing as the surviving entity in the Merger, subject to the terms and conditions set forth therein.  Immediately following the Merger, DNB’s wholly owned bank subsidiary, DNB First, National Association, will merge with and into S&T’s wholly owned bank subsidiary, S&T Bank (the “Bank Merger”), with S&T Bank continuing as the surviving entity in the Bank Merger. The Merger Agreement was unanimously approved by the Board of Directors of each of S&T and DNB.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), DNB shareholders will have the right to receive 1.22 shares of common stock, par value $2.50 per share, of S&T for each share of common stock, par value $1.00 per share, of DNB (“DNB Common Stock”) (such amount, the “Merger Consideration”).

At the Effective Time, each award of restricted shares of DNB Common Stock will vest in full, the restrictions thereon will lapse and each such award will be converted into the right to receive the Merger Consideration (less applicable tax withholdings) in respect of each share of DNB underlying such award.

The Merger Agreement contains customary representations and warranties from both S&T and DNB, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, the obligation of DNB, subject to certain exceptions, to recommend that its shareholders approve the Merger Agreement and the transactions contemplated therein and, with respect to DNB, its non-solicitation obligations relating to alternative acquisition proposals. S&T and DNB have also agreed to cooperate with each other and to prepare and file, as promptly as possible, all applications, notices, petitions and filings to obtain all consents and approvals that are necessary or advisable to consummate the transactions contemplated by the Merger Agreement.

DNB’s shareholders will be asked to vote on the approval of the Merger Agreement at a special shareholder meeting that will be held as promptly as practicable pursuant to applicable law and DNB’s governing documents. The completion of the Merger is subject to the approval of the Merger Agreement by the shareholders of DNB and to other customary conditions, including, among others, (1) the absence of any order, injunction or other legal restraint preventing the completion of the Merger or the other transactions contemplated by the Merger Agreement or making the consummation of the Merger or the other transactions contemplated by the Merger Agreement illegal, (2) the absence of any objection by the NASDAQ Stock Market to the listing of the shares of S&T to be issued in the Merger, (3) the effectiveness of the registration statement on Form S-4 for the issuance of the shares of S&T to be issued in the Merger and (4) the receipt of required regulatory approvals, including the approval of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency and the Pennsylvania Department of Banking. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement and (3) receipt by each party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached to this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding S&T or DNB, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding S&T, DNB, their respective affiliates and their respective businesses, the other documents that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of DNB and a prospectus of S&T, as well as in the Forms 10-K, Forms 10-Q and other filings that each of S&T and DNB make with the Securities and Exchange Commission (“SEC”).

Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On June 5, 2019, the Board of Directors of DNB approved an amendment to existing Restricted Stock Award Agreements to eliminate the one-year holding period requirements that would otherwise apply to shares acquired in connection with the Restricted Stock Award Agreements.  The amendment will become effective only in connection with the accelerated vesting of restricted stock awards as a result of the change in control that will occur as a result of the Merger.  The amendment will apply to all DNB employees holding restricted stock awards that include the one-year holding period requirements, including William J. Hieb, DNB’s Chief Executive Officer and President, Gerald F. Sopp, DNB’s Executive Vice President and Chief Financial Officer, and Bruce E. Moroney, DNB’s Executive Vice President and Chief Accounting Officer.

Item 5.03	Amendment To Articles Of Incorporation Or Bylaws; Change In Fiscal Year.

On June 5, 2019, the Board of Directors of DNB approved the adoption of an amendment to DNB’s Amended and Restated Bylaws (the “Bylaws Amendment”), which became effective immediately. The Bylaws Amendment adds a new Article 39, which designates the state courts of the Commonwealth of Pennsylvania in and for Chester County and the federal district court for the Eastern District of Pennsylvania, to the fullest extent permitted by law, as the sole and exclusive forum for certain legal actions unless DNB consents in writing to the selection of an alternative forum.

The foregoing description of the Bylaws Amendment does not purport to be complete and is qualified in its entirety by reference to the Bylaws Amendment, which is attached to this Current Report on Form 8-K as Exhibit 3.1 and is incorporated herein by reference.

Item 8.01	Other Events.

On June 5, 2019, S&T and DNB issued a joint press release announcing the parties’ entry into the Merger Agreement.  The Press Release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the proposed merger and the expected returns and other benefits of the proposed merger to shareholders. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements, and there can be no assurances that: the proposed merger will close when expected or the expected returns and other benefits of the proposed merger to shareholders will be achieved. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the time frames expected or at all, or may be more costly to achieve; that the merger transaction may not be timely completed, if at all; that prior to completion of the merger transaction or thereafter, the parties’ respective businesses may not perform as expected due to transaction-related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required regulatory approvals, shareholder approvals, or other closing conditions are not satisfied in a timely manner, or at all; reputational risks and the reaction of the parties’ customers to the merger transaction; diversion of management time to merger-related issues; and other factors and risk influences contained in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in S&T Bancorp’s Form 10-K for the fiscal year ended December 31, 2018 and other documents subsequently filed by S&T Bancorp with the SEC, and in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in DNB Financial Corporation’s Form 10-K for the fiscal year ended December 31, 2018 and other documents subsequently filed by DNB Financial Corporation with the SEC. Consequently, no forward-looking statement can be guaranteed. Neither S&T Bancorp nor DNB Financial Corporation undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed merger, S&T Bancorp will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement for the shareholders of DNB Financial Corporation and a prospectus for S&T Bancorp. S&T Bancorp and DNB Financial Corporation also plan to file other documents with the SEC regarding the proposed merger. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, DNB Financial Corporation will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The registration statement and the proxy statement/prospectus, as well as other filings containing information about S&T Bancorp and DNB Financial Corporation, will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and the proxy statement/prospectus, as well as other filings containing information about S&T Bancorp and DNB Financial Corporation, can also be obtained, when available, without charge, from S&T Bancorp’s website (http://www.stbancorp.com/), under the heading “Investor Relations,” and on DNB Financial Corporation’s website, at http://investors.dnbfirst.com/, under the heading “Investor Relations.”

PARTICIPANTS IN THE SOLICITATION

S&T Bancorp, DNB Financial Corporation and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding S&T Bancorp’s directors and executive officers is available in its proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 5, 2019. Information regarding DNB Financial Corporation’s directors and executive officers is available in its proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2019. These documents may be obtained for free at the SEC’s website at www.sec.gov. Other information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC.

Item 9.01	Financial Statements and Exhibits.

(d)          Exhibits.  The following exhibits are filed herewith:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of June 5, 2019, by and between DNB Financial Corporation and S&T Bancorp, Inc.

3.1	Amendment to Bylaws of DNB Financial Corporation

10.1	Form of Voting Agreement, dated June 5, 2019, by and between S&T Bancorp, Inc. and certain executive officers, directors and shareholders of DNB Financial Corporation

99.1	Press Release dated June 5, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DNB Financial Corporation

June 5, 2019	By:	/s/ Gerald F. Sopp
Name: Gerald F. Sopp
Title: Chief Financial Officer and Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of June 5, 2019, by and between DNB Financial Corporation and S&T Bancorp, Inc.

3.1	Amendment to Bylaws of DNB Financial Corporation

10.1	Form of Voting Agreement, dated June 5, 2019, by and between S&T Bancorp, Inc. and certain executive officers, directors and shareholders of DNB Financial Corporation

99.1	Press Release dated June 5, 2019.